SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

July 16, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Rucha Pandit

Re:	Premium Catering (Holdings) Ltd Amendment No. 1 to Registration Statement on Form F-1 Filed June 26, 2024 File No. 333-279272

Dear Ms. Pandit,

Please accept this letter as the response of Premium Catering (Holdings) Ltd (“Registrant” or “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 of the Registration Statement on Form F-1 filed with the Commission on June 26, 2024 (the “Registration Statement”). The Company is concurrently filing Amendment No. 2 to the Registration Statement (the “Revised Registration Statement”), which includes amendments in response to the Staff’s comments on the Registration Statement.

For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Amendment No. 1 to Registration Statement on Form F-1

Dilution, page 34

1. We note that on page 31 you disclose US$631,125 in underwriting discounts and commissions and estimated offering expenses of approximately US$990,223. However, on page 34 you disclose US$556,875 in underwriting discounts and commissions and estimated offering expenses of approximately US$1,055,771. Please clarify or revise.

Response:

The Registrant has revised the dilution section on page 34 of the Revised Registration Statement to be consistent with the disclosures on page 31 as follows:

“After giving effect to the sale of shares in this offering by our Company at an initial public offering price of US$4.50 per share (being the mid-point of the offer price range), after deducting US$631,125 in underwriting discounts and commissions and estimated offering expenses payable by our Company of approximately US$990,223, the pro forma as adjusted net tangible book value as of December 31, 2023 would have been approximately US$5.5 million, or US$0.25 per share.”

General

2. We note your disclosure on pages 9 and 130 that Better Access is a Resale Shareholder and has “agreed to a lock up period” for its Resale Shares. However, the Resale Prospectus does not indicate that Better Access is offering any shares in the Resale Offering. Please reconcile this discrepancy or advise.

Response:

The Registrant has removed all references in the Registration Statement, including those on pages 9 and 130, that reflect Better Access being a Resale Shareholder.

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Premium Catering (Holdings) Ltd